KAR Auction Services, Inc.

13085 Hamilton Crossing Blvd.

Carmel, IN 46032

December 16, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. Andrew D. Mew

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	KAR Auction Services, Inc. (File No. 001-34568)

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2011

Dear Mr. Mew:

On behalf of KAR Auction Services, Inc. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. James P. Hallett, Chief Executive Officer of the Company, dated December 9, 2011 (the “Comment Letter”), in connection with the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on February 24, 2011 (the “2010 10-K”), and the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 12, 2011 (the “Proxy Statement”). The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

General

1.

Please see Securities Act Section 10(a)(3) and Securities Act Rule 427 regarding use of a prospectus more than nine months after the effective date of the related registration statement. With respect to the registration statement on Form S-1 declared effective on April 22, 2010 (File No. 333-166047), please tell us if Goldman Sachs & Co. sold, or used the prospectus contained in the registration statement to offer for sale, any of the securities registered by the registration statement from the period between May 1, 2011 and the date on which you received this letter. Please confirm to us your understanding and Goldman Sachs & Co.’s understanding that unless you have an effective post-effective amendment to the registration statement that

Mr. Andrew D. Mew

Division of Corporation Finance

December 16, 2011

contains the financial information required by the aforementioned rules and regulations, Goldman Sachs & Co. may not sell, or use the prospectus contained in the registration statement to offer for sale, any of the shares registered by the registration statement.

RESPONSE: Goldman, Sachs & Co. (“Goldman”) has informed the Company that Goldman’s records indicate that it has not sold any of the securities registered pursuant to the registration statement on Form S-1 (File No. 333-166047) (the “Registration Statement”) during the period between May 1, 2011 and December 9, 2011. In addition, the Company confirms its understanding, and Goldman has confirmed to the Company its understanding, that unless the Company has an effective post-effective amendment to the Registration Statement that contains the financial information required by Securities Act Section 10(a)(3) and Securities Act Rule 427, Goldman may not sell, or use the prospectus contained in the Registration Statement to offer for sale, any of the shares registered by the Registration Statement.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 54

2.	Please expand your discussion of working capital to disclose the amount of cash held by foreign subsidiaries and the amount of taxes, if any, that would need to be accrued and paid if the funds were repatriated.

RESPONSE: In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2011 (the “2011 10-K”), the Company will revise its current disclosure on working capital to read similar to the following:

Our available cash, which excludes cash in transit, was $106.7 million at December 31, 2010. Of this amount, approximately $23.5 million was held by foreign subsidiaries, and considered to be permanently reinvested in our non-U.S. businesses. If the funds held by our foreign subsidiaries were to be repatriated, tax expense would need to be accrued at the U.S. statutory rate, net of any applicable foreign tax credits. Such foreign tax credits would substantially offset any U.S. taxes that would be due in the event cash held by our foreign subsidiaries was repatriated.

For the information of the Staff, if the funds held by the Company’s foreign subsidiaries at December 31, 2010, had been repatriated in 2011, the Company estimates that incremental cash tax expense of less than $1 million would have been recorded. The Company concluded that such effect was not sufficiently material to warrant disclosure in 2010.

Mr. Andrew D. Mew

Division of Corporation Finance

December 16, 2011

3.	We note your leverage ratio covenant is based on consolidated Adjusted EBITDA and you have included a presentation of the non-GAAP measure as calculated pursuant to your credit facility. We also note your disclosure that the covenants contained in your credit facility are critical to an investor’s understanding of your financial liquidity. In this regard, in future filings, please discuss the covenants in more detail by including disclosure identifying the levels and ratios required by the covenant(s), and disclosing your actual levels and ratios corresponding to each covenant.

RESPONSE: In future filings, beginning with the 2011 10-K, the Company will expand its disclosure of the covenants contained in its credit facility to include the levels and ratios required by the covenants and to disclose its actual levels and ratios corresponding to such covenants. The future disclosure will read similar to the following:

Certain covenants contained within the Credit Agreement are critical to an investor’s understanding of our financial liquidity, as the failure to maintain compliance with these covenants could result in a default and allow our lenders to declare all amounts borrowed immediately due and payable. The maximum consolidated senior secured leverage ratio is required to be met when there are revolving loans outstanding under our Credit Agreement. The maximum consolidated senior secured leverage ratio cannot exceed 4.25 to 1.0 as of the last day of any fiscal quarter through September 30, 2012. Beginning with the quarter ending December 31, 2012, the ratio cannot exceed 4.0 to 1.0 and continues to decline throughout the remaining life of the credit facility until it reaches 2.5 to 1.0 at December 31, 2015. Our maximum consolidated senior secured leverage ratio was [        ]* at December 31, 2011.

In addition, the indenture governing our floating rate senior notes contains certain financial and operational restrictions that, similar to the Credit Agreement, limit our ability to pay dividends and other distributions, make certain acquisitions or investments, incur indebtedness, grant liens and sell assets. The covenants in the Credit Agreement and the indenture governing our floating rate senior notes affect our operating flexibility by, among other things, restricting our ability to incur expenses and indebtedness that could be used to grow the business, as well as to fund general corporate purposes. We were in compliance with the covenants in the Credit Agreement and the indenture governing our floating rate senior notes at December 31, 2011.

*	Actual ratio will be disclosed in the 2011 10-K.

Mr. Andrew D. Mew

Division of Corporation Finance

December 16, 2011

Consolidated Statements of Cash Flows, page 73

4.	Please explain to us your basis for the classification of finance receivables held for investment as an investing activity. We note your disclosure in the first paragraph on page 78. Also please reconcile for us the change in cash flows with the change in your balance sheet accounts: finance receivables, finance receivables securitized and retained interests in finance receivables sold.

RESPONSE: On January 1, 2010, the Company adopted Accounting Standards Update (“ASU”) 2009-16, which amended Accounting Standards Codification (“ASC”) 860, Transfers and Servicing, and required that finance receivable transactions under the Company’s securitization agreement be included in the Company’s balance sheet. The finance receivables recorded in the balance sheet following the guidance in ASU 2009-16 were classified as held for investment.

The initial recognition and measurement principles dictate the treatment of the cash flows associated with loans (finance receivables). ASC 230, Statement of Cash Flows, provides clarifying guidance on the cash flow statement presentation of loan transactions. Specifically, ASC 230-10-45 paragraph 12(e) provides that receipts from sales of loans that were not specifically acquired for resale are classified as cash inflows from investing activities. In addition, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans.

Based on the above guidance, the Company has concluded the cash flows attributable to finance receivables held for investment are appropriately considered cash flows from investing activities.

Below is a reconciliation of the amounts reflected in the statement of cash flows and the changes in the following balance sheet accounts: finance receivables, finance receivables securitized and retained interests in finance receivables sold.

	Cash flow amounts	Finance receivables, net of allowances	Finance receivables securitized, net of allowances	Retained interests in finance receivables sold
Balance at December 31, 2009		150.3	—	89.8
Provision for credit losses	11.1 *	(11.1)	—	—
Increase/(Decrease) in finance receivables held for sale	50.2	(50.2)	—	—
Decrease/(Increase) in finance receivables held for investment	(669.0)	36.7	632.3	—
Change in retained interest in finance receivables sold	89.8	—	—	(89.8)
Exchange rate effect	(3.9)	0.5	3.4	—

Balance at December 31, 2010		126.2	635.7	—

*	This cash flow amount represents a portion of the consolidated statement of cash flow total.

Mr. Andrew D. Mew

Division of Corporation Finance

December 16, 2011

Item 8. Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 74

Note 14 – Income Taxes, page 104

5.	We note your disclosure that you have not recorded the deferred taxes that might be incurred if approximately $334 million of undistributed earnings related to your foreign subsidiaries were to be distributed. Please explain to us and revise your disclosure to clarify the nature of the deferred income tax liability for unremitted foreign earnings. Please also disclose, if true, that these amounts have been or will be permanently reinvested. Refer to FASB ASC 740-20-25-17.

RESPONSE: In future filings, beginning with the 2011 10-K, the Company will revise its current disclosure to read similar to the following:

Because these amounts have been or will be permanently reinvested in properties and working capital, we have not recorded the deferred taxes associated with these earnings. If the undistributed earnings of foreign subsidiaries were to be remitted, tax expense would need to be recognized at the U.S. statutory rate, net of any applicable foreign tax credits. It is not practical for us to determine the additional tax that would be incurred upon remittance of these earnings.

In addition, the Company respectfully notes that the undistributed earnings of its foreign subsidiaries were approximately $170.0 million at December 31, 2010.

Note 16 – Commitments and Contingencies, page 108

IAAI – Lower Duwamish Waterway, page 109

6.	Please expand your disclosure to clearly state whether you are a potentially responsible party and either disclose the estimated loss, or range of loss, or state that such an estimate cannot be made. Further, please disclose the dollar amount and timing of major cash requirements anticipated to achieve compliance with the Washington State Department of Ecology source control requirements and the expected impact on future recurring operating costs if material. Please refer to SAB Topic 5:Y and FASB ASC 450.

RESPONSE: As disclosed in the 2010 10-K, the EPA issued IAAI a General Notice of Potential Liability (the “General Notice”) pursuant to Section 107(a) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). In future filings, beginning with the 2011 10-K, the Company will clarify the disclosure by adding the following two sentences: “In the General Notice, the EPA informed IAAI that it may be a potentially responsible party based on presently available information. At this time, the Company does not have adequate information to determine IAAI’s responsibility for contamination at this site, if any, or to estimate IAAI’s loss as a result of this potential liability.”

Mr. Andrew D. Mew

Division of Corporation Finance

December 16, 2011

In addition, the Company wishes to clarify to the Staff that there has been no determination that IAAI is out of compliance with the Washington Department of Ecology source control requirements. In aggregate, IAAI has spent less than $0.5 million to undertake source control sampling, and the Washington Department of Ecology has not yet identified additional source control obligations that IAAI must meet. Further, the Company does not expect that additional source control obligations, if any, will have a material impact on future recurring operating costs. Accordingly, in the future the disclosure will be further revised to state: “Additional source control obligations, if any, are not expected to have a material impact on future recurring operating costs.”

Note 20 – Segment Information, page 112

7.	Please tell us and expand your disclosure in future filings to state whether operating segments have been aggregated. Please refer to FASB ASC 280-10-50-21.

RESPONSE: None of the Company’s operating segments have been aggregated. In future filings, beginning with the 2011 10-K, the Company will expand its disclosure to state whether operating segments have been aggregated. The future disclosure will read similar to the following:

ASC 280, Segment Reporting, requires reporting of segment information that is consistent with the manner in which the chief operating decision maker operates and views the Company. Our operations are grouped into three operating segments: ADESA Auctions, IAAI and AFC, which also serve as our reportable business segments. None of our operating segments have been aggregated in our segment reporting. These reportable business segments offer different services and have fundamental differences in their operations.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

8.	Please discuss how you determined to grant the amounts of option awards, both plan and non-plan, to Messrs. Hallett, Caruso and Skuy, as set forth in the Summary Compensation Table and the Grant of Plan-Based Awards Table. See Item 402(b)(v) of Regulation S-K. We also note the disclosure in the first paragraph on page 29 that the Stock Incentive Plan was frozen effective December 10, 2009 and that no additional awards will be made under the Stock Incentive Plan. However, in the lead-in paragraph to the Grant of Plan Based Awards Table, you state that the grants disclosed in the table were made in 2010 under the Stock Incentive Plan. Please advise.

Mr. Andrew D. Mew

Division of Corporation Finance

December 16, 2011

RESPONSE: Each of Messrs. Hallett, Caruso and Skuy were promoted and received additional grants of stock options in connection with their promotions. In determining the amount of such stock option grants to Messrs. Hallett, Caruso and Skuy, the Compensation Committee reviewed the increased duties and responsibilities of each executive officer as a result of each promotion, the proportion of the Company’s total shares outstanding used for employee long-term compensation programs and the number of stock options held by each executive officer as compared to other senior executive officers to ensure that the grants were internally consistent.

The lead-in paragraph to the Grants of Plan Based Awards Table on page 36 of the Proxy Statement contains a typographical error. The lead-in should have stated that the grants made to the Company’s named executive officers in 2010 were made under the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan and not the KAR Auction Services, Inc. Stock Incentive Plan.

*        *        *         *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact the undersigned at (317) 249-4508.

Very truly yours,

By:	/s/ Rebecca C. Polak
Name:	Rebecca C. Polak
Title:	Executive Vice President, General Counsel and Secretary

cc:	Donna Di Silvio, Senior Staff Accountant
Milwood Hobbs, Staff Accountant
Charles Lee, Staff Attorney

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4631
Washington, D.C. 20549